Exhibit 4.7

ROYALTY FOR TECHNICAL EXPERTISE AGREEMENT

Pursuant to the Asset Purchase Agreement between Minera San Augusto, S.A. de C.V. (“MSA”), O. N. C. de Mexico S.A. de C.V. (“ONCM”) and National Gold Corporation (“National Gold”) dated as of December 21, 2000, as amended (the “Agreement”), and for the sum of $1.00 now delivered each party unto the other and for the good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) Tenedoramex S. A. de C. V. and Kennecott Minerals Company as Assignees of MSA and ONCM wish to enter into this Royalty for Technical Expertise Agreement (the “RTE Agreement”) as follows:

1.  From the date of Commencement of Commercial Production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Property, ONCM shall pay to MSA or its Assignee (the “Holder”) a royalty for technical expertise (“RTE”) as a result of MSA providing geological and technical information on the Mulatos Project to ONCM at the time of Closing, equal to:

(a) 2% of the Net Smelter Returns in respect of all Products mined and sold (or deemed sold) by ONCM from the Property; and

(b) the applicable percentage based upon the Gold Price as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products mined and sold (or deemed sold) by ONCM from the Property as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

1.1 (a) ONCM shall pay to the Holder on or before the fifth calendar day of the month following the end of the prior quarter a royalty reserve quarterly payment (the “Royalty Reserve”) based upon the Gold Price in the prior quarter as set out below:

Gold Price Range	Royalty Reserve (C$)
US$0.00/oz to US$274.99/oz	$25,000
US$275.00/oz to US$324.99/oz	$75,000
US$325.00/oz to US$349.99/oz	$112,500
US$350.00/oz to higher	$150,000

(b) The Royalty Reserve will be credited towards (i) firstly, any amounts then owing in respect of the RTE; and (ii) secondly, at ONCM’s election towards outstanding obligations under the Promissory Notes or Debentures.  Any portion not so credited shall be retained by the Holder without interest and may at the election of ONCM be credited against future amounts owing from ONCM to the Holder, provided that the Royalty Reserve may not be credited against future amounts owing in respect of the Royalty Reserve;

(c) The Royalty Reserve will be paid by ONCM commencing on April 5, 2002 in respect of the first calendar quarter of 2002 and shall continue until all financial obligations of ONCM and National Gold pursuant to the Asset Purchase Agreement, the Promissory Notes and the Debentures as amended from time to time have been satisfied in full;

(d) The Holder will hold the Royalty Reserve for its own benefit and not as agent or trustee for ONCM.  The Royalty Reserve shall not be refunded or returned to ONCM in any circumstances whatsoever but may be credited against outstanding obligations of ONCM to the Holder as set out in paragraph (b) above.

2.  For the purposes of this RTE Agreement:

(a) “Allowable Deductions” means the following costs incurred after the doré or concentrate stage:

* all smelting and refining costs, sampling, assaying and treatment charges and penalties including, but not limited to, metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser (including price participation charges by smelters and/or refiners);

* costs of handling, transporting, securing (security costs) and insuring such material from the Property or from a concentrator, whether situated on or off the Property, to the place of sale;

* taxes based upon sales or production which cannot be recovered by ONCM, but not income taxes; and

* marketing costs, including sales commissions, incurred in selling ore, concentrate and metal produced from the Property,

provided that if Products are deemed to have been sold, Allowable Deductions shall include amounts representing the items enumerated above to the extent that they would have been borne by ONCM had the Products actually been sold.

(b) “Commencement of Commercial Production” means the first day following the first thirty (30) consecutive days of the operation of any mill or other processing facility located on the Property, which mill or other processing facility has operated at an average rate of at least 60% of its monthly design capacity (or other lesser rate or quantity of production as specified in an operating plan as constituting the Commencement of Commercial Production) and, if no mill or other processing facility is located on the Property, after the end of the first period of 30 consecutive days during which ore or concentrate has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues; provided however, that no period of time during which ore or concentrate is shipped from the Property for sampling, assaying, testing, analysis or evaluation purposes, and no period of time during which milling operations are undertaken as initial tune-up, or milling by pilot or test plant or test mining operations will be taken into account in determining the date of Commencement of Commercial Production.

(c) “Final Settlement Date” means the date on which refined gold or silver is available to ONCM.

(d) “Gold and Silver Products” means ores, minerals, or other commercially valuable products containing gold or silver mined from the Property, provided that where such products contain a combination of gold or silver and other commercially valuable metals or minerals, Gold and Silver Products shall be deemed to comprise only that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products.”

(e) “Gold Price” means the price per ounce equal to the average London p.m. gold price fix as published in The Wall Street Journal for the calendar quarter in which the royalty is payable;

(f) “Net Smelter Returns” means:

* in the case of gold or silver processed by a refinery, an amount equal to the number of ounces credited to ONCM by the refinery on the Final Settlement Date multiplied by the price per ounce equal to the average London P.M. gold price fix (for gold) and the Handy and Harman base price (for silver) as published in The Wall Street Journal for the calendar quarter in which the royalty is payable (which gold or silver shall be deemed to have been sold by ONCM), less Allowable Deductions; and

* in all other cases, the amount received by ONCM from the buyer of the Products (or, if such Products are deemed to be sold, an amount equal to the market value thereof f.o.b. the plant producing the same (which amount shall be deemed to have been received by ONCM)), less Allowable Deductions.

(g) “Products” means ores, minerals, or other commercially valuable products, except any fraction thereof comprising or deemed to comprise Gold and Silver Products, mined from the Property.

(h) “Property” means the property covered by the Concessions (as defined in the Agreement) and including renewals and restaking of the area encompassed by those Concessions.

3.  For the purposes of determining Net Smelter Returns, all receipts and disbursements in currency other than United States currency shall be converted into United States currency on the day of receipt or disbursement, as the case may be.

4.  Net Smelter Returns shall be calculated by ONCM at the end of each calendar quarter in which Products from the Property are sold or deemed to be sold.  Quarterly calculations of Net Smelter Returns, together with payment of the applicable RTE in United States currency, or in kind if requested by the Holder before the end of the applicable quarter, and calculated using the same basis of valuation and with all additional costs for payment in kind being borne by the Holder, and copies of all net smelter receipts, shall be delivered to the Holder within forty-five (45) days after the end of the applicable quarter.  ONCM shall cause the Net Smelter Returns and the records relating thereto to be audited within the first quarter of each calendar year by a national firm of chartered accountants designated and paid by ONCM (which may be the auditor of ONCM) and:

(a) copies of the audited reports shall be delivered to ONCM and the Holder by the chartered accounting firm;

* each party shall have three months after receipt of any audited report to object thereto in writing to the other party, and failing such objection, such report shall be deemed correct; and

* in the event of a reaudit, all costs relating to such reaudit shall be paid by ONCM unless the reaudit differs from the original audit by an amount equivalent to less than 1% of the amount of the original audit and the reaudit was requested by a Holder, in which case all costs relating to such reaudit shall by paid by the Holder that requested the reaudit.

5.  ONCM may, but shall not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Property and neither the profits nor the losses from such transactions shall be taken into account in calculating Net Smelter Returns.

6.  None of the provisions of this RTE Agreement shall give the Holder any right to management of the Property or any mine established thereupon, nor shall the provisions be interpreted to do so, in particular, but without limiting the generality of the preceding statement, ONCM will plan, manage, control, conduct and supervise mining and processing operations and any decision relating to the type, dimensions and location of the mine, its facilities, pits and service and ancillary establishments, as well as any decision pertaining to the rate of work, production processes, expansion of the mine and to temporary or final stoppage of commercial exploitation and mining operations on the Property, provided that ONCM shall conduct all operations on the Property in a good and workmanlike manner and in accordance with accepted mining practice.

7.  The parties acknowledge that ONCM is not obligated to maintain in good standing, renew or otherwise retain any interest in the Property, or application or reapplication therefor, and that ONCM may, in its sole discretion, without penalty, relinquish, drop, abandon or allow to lapse any or all of the Property, or the applications or reapplications therefor, without further obligation to the Holder except as set forth in the Agreement and except as otherwise provided by the provisions of this RTE Agreement.

8.  Notwithstanding the provisions of Section 7 of this RTE Agreement, if ONCM relinquishes, drops, abandons, allows any portion of the Property to lapse, and subsequently reacquires a direct or indirect beneficial interest with respect to such portion of the Property, then such portion of the Property will once again be subject to the obligation to pay the RTE.

9.  Until payment of the RTE in full ONCM shall not transfer all or any interest in the Property unless the proposed transferee agrees with the Holder in advance of such transfer and in writing to be bound by the terms and conditions of this RTE.

10.  Within 90 days following the end of each calendar year, ONCM shall provide the Holder with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year, together with a description of the activities and operations anticipated during the current year (including estimates of expenditures, production, remaining ore reserves and the RTE payable).

11.  The Holder or its authorized agent or representative, on not less than seven days’ notice to ONCM, may enter upon all surface and subsurface portions of the Property under the direction and control of ONCM for the purpose of inspecting the Property, all improvements thereto and operations thereon, provided that the Holder and its authorized agents and representatives shall enter the Property at their own risk and expense and may not unreasonably hinder operations on or pertaining to the Property.

12.  Subject as hereinafter provided, ONCM shall indemnify and save the Holder harmless from any loss, cost or liability incurred by its in its capacity as owner of the RTE (including, without limitation, reasonable attorneys’ fees) as a result of a claim by a third party and arising from any failure by ONCM at all times to comply with all applicable federal, provincial and local laws, statutes, rules, regulations, permits, ordinances, certificates, licences and other regulatory requirements, policies and guidelines relating to ONCM’s operations and activities on or with respect to the Property; provided, however, ONCM shall have the right to contest any of the same.

13.  Before minerals from the Property are commingled with minerals from other properties:

(a) the minerals from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, and other appropriate content;

* representative samples of the minerals shall be taken and retained by ONCM together with the results of assays (including penalty substances) and other appropriate analyses of the samples to determine metal and other relevant content of and penalty substances in the minerals, which samples and results will be produced at the request of the Holder; and

* the amount of the RTE due and payable to the Holder from minerals produced from the Property commingled with minerals from other properties shall be determined.

Following the expiration of the period for objection described in Section 4 of this RTE Agreement, and absent timely objection by the Holder, ONCM may dispose of the samples and results required to be kept by this Section.

14.  Time shall be of the essence hereof.

15.  After the Debentures, the Holder’s rights to the RTE shall constitute a second charge against the Property.

16.  Terms with an initial capital letter which are not defined in this RTE Agreement will have the meanings assigned to them in the Agreement.

17.  This RTE is assignable by the Holder in whole or in part without the consent of ONCM.

18.  The exchange rate applicable to the conversion of any amounts denominated in the lawful currency of Mexico to U.S. Dollars under this RTE shall be the exchange rate reported in the Diario Oficial of Mexico City on the date of the conversion.

IN WITNESS WHEREOF the Parties hereto have executed this RTE Agreement as of this 23rd day of March, 2001.

TENEDORAMEX S.A. de C.V.

By:

(signed) “Mark Isto”

By:

KENNECOTT MINERALS COMPANY

By:

(signed)

By:

O. N. C. de MEXICO S.A. de C.V.

By:

(signed) “Albert Matter”